For Immediate Release

Not for distribution to U.S. news wire services or dissemination in the United States.

BCE announces closing of $862 million bought deal equity offering

Bell Canada to redeem $200 million Series M-19 and $500 million Series M-23 debentures

MONTRÉAL, December 11, 2015 – BCE Inc. (TSX, NYSE: BCE) today announced the closing of its bought deal common share offering (the “Offering”) announced on November 23, 2015, including the full exercise of the over-allotment option.

The syndicate of underwriters led by BMO Capital Markets and RBC Capital Markets, together with CIBC World Markets, National Bank Financial and TD Securities, fully exercised the over-allotment option to purchase an additional 1,971,000 BCE common shares at the offering price of Cdn $57.10 per share. Including the exercise of the over-allotment option, BCE sold an aggregate of 15,111,000 common shares for total gross proceeds of Cdn $862,838,100.

“We are very pleased with the investment community’s positive response to our equity offering, the first by BCE since 2002,” said Glen LeBlanc, Chief Financial Officer of BCE and Bell Canada. “The base equity offering of $750 million and the exercise of the 15% over-allotment option generated more than $862 million in gross proceeds, supporting debt reduction and the maintenance of a healthy balance sheet.”

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Redemption of Series M-19 and M-23 debentures
Consistent with the previously announced use of the net proceeds of the Offering for general corporate purposes including reducing financial leverage, Bell Canada is announcing today that it will redeem on January 11, 2016, prior to maturity, all of its outstanding $200,000,000 principal amount of 4.64% Debentures, Series M-19, due February 22, 2016 (“Series M-19 Debentures”) as well as all of its outstanding $500,000,000 principal amount of 3.65% Debentures, Series
M-23, due May 19, 2016 (“Series M-23 Debentures”).

The Series M-19 Debentures will be redeemed at a price equal to $1,004.370 per $1,000 of principal amount of debentures plus $18.052 for accrued and unpaid interest up to, but excluding, the date of redemption. The Series M-23 Debentures will be redeemed at a price equal to $1,010.170 per $1,000 of pincipal amount of debentures plus $5.300 for accrued and unpaid interest up to, but excluding, the date of redemption.

Notice of redemption will be delivered to the registered holder of Series M-19 and M-23 Debentures in accordance with the terms of the governing trust indenture.

About BCE
Canada’s largest communications company, BCE provides a comprehensive and innovative suite of broadband communication services to residential and business customers from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
(514) 870-4739
jean—charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.”